EXHIBIT 99.1

PRESS RELEASE

Banro Files 43-101 Technical Report on Lugushwa Property,
Democratic Republic of the Congo

Toronto, Canada – March 18, 2013 – Banro Corporation (“Banro” or the “Company”) (NYSE MKT – “BAA”; TSX – “BAA”) announces that it has filed on SEDAR a National Instrument 43-101 technical report in respect of the Company’s Lugushwa gold project.  This report, which was prepared by Venmyn Deloitte, has an effective date of March 15, 2013 and is entitled "Independent National Instrument 43-101 Technical Report on the Lugushwa Gold Project, South Kivu Province, Democratic Republic of the Congo".

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine and development of three additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, Banro's plans include the construction of its second gold mine at Namoya, at the south end of this gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt. The initial focus of the Company is on oxides, which have a low capital intensity to develop but also attract a lower technical and financial risk to the Company and as such maximize the return on capital and limits the dilution to shareholders as the Company develops this prospective gold belt. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Naomi Nemeth, Vice President, Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802 or info@banro.com.